2006 Annual Report



River Valley Bancorp
and Subsidiary



Expect a Difference!

To Our Shareholders, Customers, and Friends:

It is my pleasure to present to you River Valley Bancorp's eleventh Annual Report to Shareholders covering the year ending December 31, 2006.

As you can see from the format of this year's report, we have shed the typical bound annual report format for one that takes on a new look. As we do our best to be good stewards of the resources entrusted to us, it means adapting and applying reason to form and focus. The purpose does not change, just the presentation.

It is not by coincidence that our report demonstrates an adaptation of the traditional. The message found inside this report mirrors a similar adaptation to the expected. Fiscal 2006 illustrates the effects of a national interest rate environment that continues to limit margins and the upside potential on interest income. Net interest income continues to be the largest and most dominant component of community banking's income statement. And while the national interest rate environment may limit net interest income, it does not have to necessarily control net income. A flat or negative interest rate curve limits certain results, but it also presents opportunities for adaptation that transcends mere numbers.

Most bankers would not have necessarily chosen our current national interest rate environment, nor expected it to have lasted this long, but because it has, it has yielded numerous benefits to consumer and commercial customers alike. It has provided prolonged expansion in our economy, and arguably set aside other potentially more harmful effects. More important to this discussion, it caused us as an organization to focus on the things that we could affect, as opposed to fretting about those things that we cannot. To that end, fiscal 2006 was a year where results were driven by adapting to the controllable, as opposed to "wringing our hands and bemoaning facts".

Fiscal 2006 was an exciting year. While not historical in most senses of the word, it was invigorating to think that the performance experienced in the fourth quarter of 2006, may be more representative of performance in periods to come. For the year, net income was only modestly lower than a year earlier, however, the fourth quarter results were substantially higher for the like period in 2005. In the fourth quarter of 2006, net income increased approximately 55%. It was our ability to adapt to investment opportunities, to avail ourselves to growth in the loan portfolio, and to old fashioned expense management that yielded significant improvements. As will be attested in the following pages, your Corporation continues to be vibrant. Whether it is in conjunction with or sometimes in spite of the national economic picture, your Corporation is willing to respond to opportunities, rather than be determined by them.

Operationally in 2006, the Corporation continued to experience good balance sheet growth. For the tenth year in a row, assets have increased period to period; this year to $342.2 million, an increase of 4.1% for the year from the $328.7 million reported a year earlier. Deposits increased by $13.5 million or 6.5% for the year to $220.2 million from the $206.7 million reported as of December 31, 2005. Outstanding loans, including loans held for sale, increased by $13.0 million to $241.9 million as of December 31, 2006. Net income for 2006 was $1,945,000, a decrease of $141,000 from the $2,086,000 recorded as of year-end 2005. As reported, net income for the quarter ended December 31, 2006 was $566,000, a substantial improvement over a year earlier, and the best financial performance of any quarter in 2006.

The quality of our assets is strong. The Corporation experienced its best year end for delinquencies. As of December 31, 2006, total delinquency, as defined as 30 days or more, was just 0.77% of outstanding loans. This percentage was 1.47% as of December 31, 2005, and was 1.99% for the same period in 2004. This historical low was accomplished with only modestly higher loan losses during the year. Loan charge-offs for 2006 were approximately $408,000, or 0.17% of average loans. That same calculation was 0.14% in 2005. The Corporation's allowance for loan losses as of December 31, 2006 stood at $2,176,000 or 0.89% of total loans.

While the environment for community banking remains challenging, we find it hopeful. It is in years like 2006 that the true intrinsic value of the organization shines. While, the Company was not hitting historic highs in net income, it was accomplishing something much more important … securing shareholder value for the future. We are grateful for the results witnessed in this past year, and anxious that those efforts are translated into shareholder rewards in 2007 and beyond.

For your participation, we are extremely grateful.

Respectfully Submitted,



Matthew P. Forrester
President, CEO



Consolidated Balance Sheet
As of Year Ended December 31, 2006

Assets

Total cash and cash equivalents	$ 6,837,853
Interest-bearing time deposits	4,970,359
Total investment securities	65,149,984
Loans, net of allowances for loan losses	241,886,841
Mortgage loans held for sale	–
Premises and equipment	7,812,576
Federal Home Loan Bank, at cost	4,400,000
Interest Receivables	2,334,124
Cash Value of Life Insurance	7,221,942
Other assets	1,635,329
Total Assets	**$342,249,008**

Liabilities

Total Deposits	$220,238,499
Borrowings	95,217,000
Other liabilities	2,646,230
Total Liabilities	**$318,101,729**

Stockholders' Equity

Common Stock, no par value	$ 9,129,467
Retained Earnings	15,346,162
Accumulated other comprehensive loss	(328,350)
Total Stockholders' Equity	**$ 24,147,279**
Total liabilities and stockholders' equity	**$342,249,008**

Other Data

Interest rate spread	2.53%
Net yield on interest earning assets	2.55%
Average yield on all interest-earning assets	6.14%
Return on assets (net income divided by average total assets)	0.59%
Return on equity (net income divided by average total equity)	8.27%
Equity to assets ratio (average total equity divided by average total assets)	7.09%
Dividend payout ratio (dividends per common share divided by net income per common share)	66.53%
Number of full service banking offices	7

Consolidated Statement of Income
As of Year Ended December 31, 2006

Interest Income

Loans	$15,865,035
Investment securities	2,560,758
Interest earning deposits and other	484,030
	18,909,823

Interest Expense

Deposits	6,963,442
Borrowings	4,089,313
	11,052,755

Net Interest Income	7,857,068
Provision for Loan Losses	264,000
Net Income after Provision for Loan Losses	7,593,068

Other Income

Service fees and other charges	2,021,271
Net realized loss on sale of securities	(58,476)
Net gain on sale of loans	106,945
Increase in cash value of life insurance	198,652
Other income	179,653
	2,448,045

Other Expenses

Salaries and Employee Benefits	3,962,745
Net occupancy and equipment expense	1,151,059
Data processing fees	91,157
Advertising expense	259,707
Mortgage servicing rights	372,793
Office Supplies	171,372
Professional	220,728
Other expenses	1,025,856
	7,255,417

Income before income tax	2,785,696
Income tax expense	840,668
Net Income	$ 1,945,028
Basic earnings per share	$1.21
Diluted earnings per share	$1.18
Weighted Average Shares Outstanding - Basic	1,607,319
Weighted Average Shares Outstanding - Diluted	1,646,176



Dollars Expressed In Thousands

Assets



	2005	2006
	328,748	342,249

Stockholders' Equity



	2005	2006
	23,018	24,147

Deposits



	2005	2006
	206,733	220,238

Loans



	2005	2006
	228,885	241,887

Interest Income



	2005	2006
	16,298	18,910

The commitment of River Valley Financial Bank goes far beyond providing you great service. It extends into each area we serve by taking an active role in local community events.



Charlestown Founder's Day



Regatta Parade



Movies



Fraud Prevention Seminar



Ribberfest



Southern Indiana Business Expo



Reality Day



Bed Race

General Information for Shareholders

Transfer Agent and Registrar:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ   07016-3572
Tel: 1-800-368-5948
www.rtco.com

Shareholder and General Inquiries:

River Valley Bancorp
Attn: Matthew P. Forrester
430 Clifty Drive, P.O. Box 1590
Madison, Indiana 47250
Tel: (812)273-4949   Fax: (812)273-4944

Corporate Counsel:

Lonnie D. Collins, Attorney
307 Jefferson Street
Madison, Indiana 47250
Tel: (812)265-3616   Fax: (812)273-3143

Special Counsel:

Barnes & Thornburg
11 S. Meridian Street
Indianapolis, Indiana 46204
Tel: (317)236-1313   Fax: (317)231-7433

Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10 K may be obtained without charge by contacting the Corporation.

Offices of River Valley Financial Bank:



Hilltop:	430 Clifty Drive
Downtown:	233 East Main Street
Drive thru:	401 East Main Street
Wal-Mart:	567 Ivy Tech Drive
Sellersburg:	8005 Hwy 311
Hanover:	10 Medical Plaza
Charlestown:	1025 Hwy 62
Carrollton, KY:	1501 Highland Ave.

Internet and E-MAIL Address: rvfbank.com

Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 18, 2007, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

Directors of the Company and the Bank

Fred W. Koehler
Chairman

Matthew P. Forrester
Director & President

Lonnie D. Collins
Board Secretary

Robert W. Anger
Director

Michael J. Hensley
Director

L. Sue Livers
Director

Charles J. McKay
Director

Executive Officers of River Valley Financial Bank

Matthew P. Forrester
President, CEO

Barbara J. Eades
Vice President of Retail Banking

Loy M. Skirvin
Vice President of Human Resources

Anthony D. Brandon
Executive Vice President

Larry C. Fouse
Vice President of Finance

Vickie Grimes
Vice President Controller

Mark A. Goley
Vice President of Lending

Deanna J. Liter
Vice President of Data Services

William H. Hensler
Vice President of Wealth Management

Gregory T. Siegrist
Vice President Business Development

John Muessel
Vice President Trust Officer

Officers and Managers of River Valley Financial Bank

Loan Officers
Sherri Furnish
Kim Morgan
Rick T. Nelson
Robert J. Schoenstein—*AVP*
Jonathon Streander
Andrew Ward



Other Managers
Crystal Barnes—*Compliance Manager*
Rebecca Cole—*Collection Officer*
Laura Denning—*Loan Processing Manager*
Roger Ellis—*Credit Analyst*
Debbie Finnegan—*Internal Auditor*
Mary Ellen McClelland—*Administrative Assistant*
Luann Nay—*Loan Administrator*
Teresa Smith—*Data Processing Manager*
Linda Stark—*Trust Administration*
Mary Ellen Wehner — *Commercial Loan Operations Manager*

Customer Service Managers
Stephanie Cross
Veronica Kidwell
Monica Middleton
Melissa Shelton
Sandy Stilwell
Jeremy Zipp

Hometown Commitment, Community Pride

Madison Downtown Offices:

233 East Main Street
401 East Main Street
Madison, IN

Madison Hilltop Offices

430 Clifty Drive
Wal-Mart Supercenter
Madison, IN

Sellersburg Office

8005 Highway 311
Sellersburg, IN

Hanover Office

10 Medical Plaza Drive
Hanover, IN

Charlestown Office

1025 State Road 62
Charlestown, IN

Carrollton, KY Office

1501 Highland Ave.
Carrollton, KY



